Filed Pursuant to Rule 433

Registration No. 333-294133

Medium-Term Notes, Series EE

$1,000,000,000 5.470% Fixed-to-Floating Rate Senior Notes due July 27, 2037

Final Terms and Conditions

July 20, 2026

Issuer:	U.S. Bancorp

Note Type:	SEC Registered Senior Notes

Expected Ratings*:	A3 (Stable) (Moody’s) / A (Stable) (S&P) / A+ (Stable) (Fitch) / AAL (Stable) (DBRS)

Principal Amount:	$1,000,000,000

Pricing Date:	July 20, 2026

Issue Date:	July 27, 2026 (T+5)

Maturity Date:	July 27, 2037

Reset Date:	July 27, 2036

Fixed Rate Period:	From and including the Issue Date to, but excluding, the Reset Date.

Floating Rate Period:	From and including the Reset Date to, but excluding, the Maturity Date.

Fixed Interest Rate:	5.470% per annum payable in arrears for each semi-annual Interest Period during the fixed rate period.

Floating Interest Rate:	Floating Rate Benchmark as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period during the floating rate period.

Floating Rate Benchmark:	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period calculated in accordance with the terms and provisions set forth under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in U.S. Bancorp’s prospectus supplement dated March 9, 2026 (the “prospectus supplement”).

Spread:	+124.8 basis points

Interest Periods:

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date or earlier Redemption Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Maturity Date or earlier Redemption Date).

Interest Payment Dates:

January 27 and July 27 of each year, beginning on January 27, 2027 and ending on the Reset Date, with respect to the fixed rate period.

January 27, April 27, July 27, and October 27 of each year, beginning on October 27, 2036 and ending on the Maturity Date, with respect to the floating rate period.

Interest Determination Dates:	Two U.S. Government Securities Business Days (as defined in the prospectus supplement) preceding the applicable Interest Payment Date during the floating rate period.

Day Count Convention:	30/360, with respect to the fixed rate period. Actual/360, with respect to the floating rate period.

Business Day:	New York, with respect to the fixed rate period. New York and U.S. Government Securities Business Day, with respect to the floating rate period.

Business Day Convention:	Following Unadjusted Business Day Convention, with respect to the fixed rate period. Modified Following Business Day Convention, with respect to the floating rate period.

Optional Redemption:

On or after January 23, 2027 (180 days after the Issue Date) and prior to the Reset Date (one year prior to the Maturity Date), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the Redemption Date (assuming the notes to be redeemed matured on the Reset Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate (as defined in the pricing supplement to which this offering of notes relates) plus 15 basis points less (b) interest accrued to, but excluding, the Redemption Date; and

(2)   100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the Redemption Date.

In addition, the Issuer may redeem the notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after April 27, 2037 (three months prior to the Maturity Date) and prior to the Maturity Date, in each case at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date.

Notice of any redemption will be provided at least 5 but not more than 60 days before the Redemption Date to each holder of notes to be redeemed.

Benchmark Treasury:	UST 4.375% Notes due May 15, 2036

Benchmark Yield:	4.600%

Reoffer Spread:	+87 basis points

Reoffer Yield:	5.470%

Price to Public:	100.000%

Gross Spread:	0.300%

All-In Price:	99.700%

Net Proceeds to Issuer:	$997,000,000

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

CUSIP:	91159HKB5

Joint Book-Running Managers:	U.S. Bancorp Investments, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

Co-Managers:	Academy Securities, Inc. Telsey Advisory Group LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus supplement and a prospectus, registration statement No. 333-294133), filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus supplement and the prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus supplement and the prospectus if you request them by contacting U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

The Issuer expects that delivery of the notes will be made against payment therefor on or about July 27, 2026, which is the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.